
Multiplayer browser
for productivity and collaboration
Gmail
Notion
David
Dachi

INVEST IN **STACK**

The first multiplayer internet browser built for collaborations

LEAD INVESTOR



Colin Klinkert

Founder at SovereignNet Limited

As a platform that aims to revolutionize the way we access and navigate the internet, Stackbrowser.com is a game-changer with immense potential for growth. I have outlined my reasons for investing in Stackbrowser.com below, and I encourage you to consider this opportunity as well. Innovative Technology: Stackbrowser.com has developed a cutting-edge browser technology that allows users to seamlessly organize and navigate through multiple websites in one single interface. This innovative approach helps save time and enhances productivity, catering to a wide range of users, from professionals to casual internet surfers. Market Gap: There is a growing demand for efficient browser solutions that can handle the ever-increasing volume of information on the internet. Stackbrowser.com's unique approach to information organization and navigation effectively addresses this market gap, positioning it as a strong contender in the browser market. Strong and Experienced Team: Stackbrowser.com is led by a team of industry veterans with a proven track record of success in software development, marketing, and business management. Their collective experience, combined with a strong passion for innovation, makes Stackbrowser.com well-equipped to navigate the competitive landscape and emerge as a market leader. Scalable

Business Model: The platform's business model is designed to be easily scalable, allowing it to adapt and grow alongside the ever-evolving digital landscape. This scalability ensures long-term sustainability and offers exciting growth prospects for investors. Positive User Feedback: Since its launch, Stackbrowser.com has received overwhelmingly positive feedback from users who appreciate the platform's intuitive interface, time-saving features, and overall user experience. This strong customer satisfaction serves as a testament to the platform's potential and its ability to gain a significant market share. Competitive Advantage: Stackbrowser.com's unique approach to browser technology gives it a significant competitive advantage in the market. As the platform continues to refine its offerings and develop new features, it will only become more attractive to potential users and investors. In conclusion, I firmly believe that investing in Stackbrowser.com presents a fantastic opportunity to be part of a groundbreaking platform that has the potential to revolutionize the way we navigate the internet. By combining innovative technology, a strong team, and a scalable business model, Stackbrowser.com is poised for exponential growth in the coming years. I encourage you to seriously consider this investment opportunity and join me in supporting this exciting venture.

Invested $400,000 this round & $225,000 previously

stackbrowser.com Delaware City DE Technology Notable Angel B2B SaaS B2C

Notable Investors

Peak Capital

Peak Capital and its affiliates own and manage conventional, affordable, and student apartment properties in growth markets in the United States.

Lunar Ventures

Backing European Deep Tech Founders

500Global

500 Global is a venture capital firm with $2.4 billion[1] in assets under management that invests in founders building fast-growing technology companies.

Flyer One Ventures

Early-stage VC fund investing in B2B SaaS, Enterprise SaaS and Consumer startups in Europe and North America.



Charlie Songhurst

Head of Corporate Strategy at Microsoft

Highlights

1. Disrupting a $213B global market of internet browsers and collaboration software.
2. Rethinking product that is used by 4 Billion people.
3. Raised a total of $2.5M in previous rounds from 9 VCs and 2 angels.
4. 45% of total users use Stack as their main browser every workday.
5. 15% of daily active users upgraded to lifetime paid membership.
6. N1 product of the day on Product Hunt at launch date.

Our Team

Our Team



Giorgi Laliashvili CEO

4x founder with 1 exit. After his B.Sc in Phisics, George became a nerd for building things that people love. Specialized in growing companies from 0 to 100 employees.

Internet was created to make us more connected and efficient at exchanging information. However, today's web has turned into a massive attention-black-hole - full of unwanted distractions. The existing internet browsers designed for the last-century internet are not helping. We're here to create better environment to connect billions of people.



Zviad Sichinava CTO

Mastermind behind the vision of Stack. Zviad has a 13-year track record of building and launching the experiences of the future. With his life-long passion for bringing human touch to the technology, Ziko has built 10+ tech products.



Ika Pkhakadze Tech Lead

ex-cloud application developer at Philips. Ika is an Incredibly skilled software engineer with 12+ years of experience building large-scale application architecture.



Daniel Kocielinski Lead Engineer

As an excellent Chromium C++ engineer with over 15 years of experience, Daniel took part in building the Opera browser. His proficinecy in web browser technologies help Stack craft a hybrid technology for building multiplayer experiences.



Felix Rieseberg Tech Advisor

Felix is one of the creators of the technology framework used by Figma, Slack, and others including Stack. His outstanding track record of engineering management at Slack, Stripe, and now at Notion makes him an invaluable addition to the Stack team.



Dachi Gubadze COO



Dachi is an experienced project manager and data analyst with a Ph.D. in Economics and Data Science and over a 12-year track record of leading operations across large multidisciplinary teams.



David Gavasheli CFO

5x founder with 2 exits. David holds a degree in law and MBA from the LSC. Along with having a profound background leading corporations, David is also a big advocate for the WEB3.0 and fair wealth distribution by business to communities.



Shalva Gegia Lead Engineer

Shalva is an exceptional software engineer and security enthusiast with 9+ years of experience in both web & native technologies. Before joining as the first employee in Stack's product team, Shalva had launched 2 mobile apps - still loved by thousands!



David Petriashvili Lead Designer

Ingenious UI & interaction designer. Petro's passion for building simple and useful experiences since the age of 15 has brought him to work with award-winning creative agencies such as Leavingstone and Redberry before he joined Stack.



Mariam Kimeridze Product Analyst

An outstanding data-analyst with two Masters degrees in Computer Scineces and Technology Management and a 15-year experience of working with tech-products.



Veronika Melia Content Manager

Veronika is a creative digital marketer with a great passion and a knack for content planning and social media.

Meet the world's first multiplayer browser!


STACK

Stack is a web browser that helps creative people escape the chaos of the internet and collaborate in a pleasant and mindful environment.

This community round is our opportunity to scale and expand Stack, bringing multiplayer browsing experience to more people around the world. We are excited to invite you to join us in rethinking the way people use the internet!

What's wrong with browsers?

Internet browsers are the most widely used software category with **4B users** across the globe. This is no surprise considering that the only way to access the internet on a computer is through a browser. But what IS surprising - this tool has barely evolved since **the invention of tabs** 25 years ago.


This is not OK!



On the flipside, the internet has changed drastically in the last few decades. From being a network primarily used for academic research and communication, it has transformed into a ubiquitous platform for work, entertainment, commerce, and social interactions. People spend on average **6.5 hours a day online**! In a sense, we no longer just browse - we live on the internet...

And yet, the major tool we all use to access, organise, and run things in our new "virtual home" was never intended, nor optimized for the way we use it today! Limited tab-management and almost no personalization capabilities in browsers end up in fragmented user experience and decreased productivity.


Internet is the
attention black hole

To make things worse, the internet itself is becoming quite chaotic. As we spend more and more time online, many companies and services have found ways to monetize our time and attention, often distracting us from what is truly important, with continuous ads and notifications.

So just how much longer will browsers stay inert while the internet, as well as our online behaviour continues to evolve?

How does the internet of tomorrow look?

At Stack, we have always believed in the limitless power of human collaboration. And though for the most part of our history, collaboration was largely location bounded, today we have the technology that helps us create value together from all over the planet (and beyond).


Members
#development
#marketing
#design
#busness-team
#demo-video
#personal-space

So we believe in the future where remote collaboration is as easy yet efficient as in real life today. And this is the vision at the core of everything we do.

How does Stack resonate?

Bye tabs - Hello cards!

Whether doing research, shopping online, working from home, many of our online activities involve switching back and forth between several

tabs. At Stack, instead of tabs, we have concurrently available cards that are grouped based on context and allow switching between tasks rather than cards.

Spatial structure and navigation.

To make the internet experience more natural and intuitive, we built the browser based on principles of spatial design - resembling interactions between real-life objects. This means that instead of a linear tab-bar, Stack allows arranging your online workspace into all three dimensions just like you would organize your desk.


Members
Spaces
#squad
#nft-project
#demo-space
#design
#dev
#growth
#writings
New space
R
Reload
Z
Sleep
W
A
STACK
D
S
1...0
Resize
X
Close

Mindful and in charge of online surroundings.

Almost everything we stumble upon online, is taking something from us: either information, or attention. We believe that being aware and in control of our time, our distractions, and our data, is the first step towards the healthier and more sustainable online living.

Clean and conductive.

With its spatial and easily configurable workspaces, Stack promotes being focused on what is most important at the time, ultimately resulting in increased productivity.



Gmail
Notion
Mariam
David

Inherently multiplayer.

Collaboration is not a feature at Stack, but rather its nature - offering multiplayer experience at even non-collaborative apps and websites.

Our pricing philosophy

We see the internet as a commodity that should be accessible to everyone for free. We also believe that it is only fair to put a price tag on

a product if it has a direct impact on creating value, helps individuals or businesses to generate profits or enhance their operations.

This is why browsing at Stack is and always will be free. And by free we mean 100% free - zero cash, zero data, zero ad placement!

What we sell is productivity and collaboration, as a premium subscription intended for teams and individual professionals.


Stack Free
for individual users
• Unlimited cards
• Unlimited stacks
• 2 spaces
Free - forever & ever
Stack Pro
for teams and solo professionals
• Everything in FREE+
• Unlimited spaces
• Live collaboration
$15 - per seat / month

Market & Strategy

The global **productivity management software market** size was valued at USD 47.33 billion in 2021 growing at an incredible 13.8% CAGR. And notably, half of the market is attributed to SMEs. We are initially targeting a content management and collaboration segment of this market, specifically in English-speaking countries, representing 6% of the total.


TAM
global productivity management software
$60 Billion



SAM
CMS & Collaboration software
$21 Billion
SOM
SME market share in North America
$3 Billion
EVA
digital-native early adopters in tech
$30 Million

At start however, we plan to onboard and empower knowledge workers who spend most part of their day working online, have a somewhat messy workspace due to their multitasking habits, and are aware of the negative impact this experience has on their productivity. Luckily for us, the opinion of these digital-natives has a strong influence in the tech space.

By delivering substantial value to these Stackers and allowing them to share their wins with peers and audiences, we aim to see network effect in action driving our product-led growth strategy.

The road behind and ahead

Stack got started as a weekend project. Soon after its launch on Product hunt, the feedback of the first couple of hundred users who tried it, helped turn Stack into a life-long passion that united all founders.

Since then, Stack received product updates every two weeks, got 150K+ organic downloads, validated the revenue model, got accelerated and funded several times, was rebuilt from scratch using a better technology, and here we are now - opening the doors for our community to join us on this exciting journey.




#1 Product of the Day
Launched MVP
Fall 2019
500
Graduated 500Startups
Winter 2020
Raised series Seed
Summer 2021
Built our own tech framework
Spring 2022
STACK
Chapter 1 Spatial browser
Late 2022
Chapter 2 All browser essentials
Summer 2023
Closing series A
Fall 2023
Chapter 3 Multiplayer browser
Early 2024

Our next immediate step is to incorporate all remaining browsing essentials to Stack such as extensions, bookmarks, etc. After we are officially ready to move on to the next chapter - the multiplayer layer on top of spatial browser.

Here's the **concept of the multiplayer internet experience** in this demo video.

Our partners


Backed by the awesome!
PEAK
Peak Capital
Lunar Ventures
Wayra X
Zemu
CircleCove
F1V
Flyer One Ventures


500
BOG Group
Essentio
500 Startups

Over the course of our exciting journey, we have found some of the most incredible people and organizations who shared our vision of the future of the internet, and trusted us to build the technology that fits this future.

Stack now has 11 investors - 9 institutionals and 2 angels.

Why now?

We live in the era of a natural transition from the old, traditional way of browsing the web to the new internet experience shaped around the needs of modern internet people.

Whether with or without Stack, this shift is inevitable and it is just a matter of time. The question is: which one of the next-gen internet browsers, or internet OS's (as we like to call ourselves) is going to win the game and why? And our edge is in the ability to grow rapidly thanks to the network effect driven by multiplayer experience across the internet.


2016
2017
2018
2019
2020
2021
station
STACK
Tabbs
BEEPER
eesel
Routine

If you believe that browsers can be more than just gateways, and want to take part in their evolution - now is the perfect time to invest in Stack

shape the internet with us!

Media

- **Stack interviewed at TechCrunch Disrupt**
- **Stack makes working from home more productive**
- **Why Peak invested in Stack**
- **Stack raises $2.5M led by Lunar Ventures**